Matthew J. Foehr	Chevron Corporation
Vice President and	Comptroller’s Department
Comptroller	6001 Bollinger Canyon Road
San Ramon, CA 94583
Tel 925 842 3232Fax 925
842 2280

April 30, 2012

BY ELECTRONIC TRANSMISSION

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.

Re:	Chevron Corporation

Form 10-K for Fiscal Year ended December 31, 2011 Filed February 23, 2012

File No. 001-00368

Dear Mr. Hiller,

In your letter dated April 17, 2012, you provided comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on the Chevron Corporation (“Chevron” or “the company”) 2011 Form 10-K. These comments and the company’s responses are set forth below. If you wish to discuss or have any questions related to the information herein, please contact Mr. Al Ziarnik, Assistant Comptroller, by telephone at (925) 842-5031, or by e-mail at apzi@chevron.com.

Form 10-K for the Fiscal Year ended December 31, 2011

Note 11 – Operating Segments and Geographic data, page FS-37

Comment 1

Please explain why your disclosure does not include details of the revenues which were generated from the products and services of your upstream and downstream segments and submit the revisions that you would propose to comply with FASB ASC paragraph 280-10-50-40.

Response: In response to your request to provide further detail on revenues which were generated from the products and services of the company’s upstream and downstream segments based on FASB

Mr. Karl Hiller

Securities and Exchange Commission

April 30, 2012

ASC paragraph 280-10-50-40, the company respectfully believes further breakout of the “Segment Sales and Other Operating Revenues” disclosure on page FS-38 is not required. We believe ASC 280-10-50-38 allows companies that have similar products within each segment to limit disclosure to revenues at the segment level. In reaching this conclusion, the company considered the guidance related to the segment aggregation criteria in ASC 280-10-50-11. Specifically, we note that the products within each segment have similar production processes, classes of customers, degree of risk and opportunities for growth. For example, the Upstream segment primarily explores for, produces and sells two products: crude oil and natural gas. These products are exposed to similar risks and are generally sold to refineries or electricity producers. In many countries in which we operate, natural gas prices are directly linked to crude oil prices. The company’s Downstream segment primarily operates refineries that produce hydrocarbon-based refined products that are sold to fuel retailers and suppliers, the transportation industries and manufacturing- based companies. In addition, the Downstream segment markets crude oil produced by the Upstream segment and other crude oil purchased from third parties to supply refineries. Overall, revenues across the company’s segments are driven by crude oil values. Consolidated revenues from external customers in 2011 are primarily composed of: 47% for refined products derived from crude oil; 39% for crude oil; and only about seven percent for natural gas. In addition, revenues from external customers by product are not reviewed by the company’s Board of Directors or Chief Operating Decision Maker, and presentation of such data does not reflect the way the company’s business is managed.

Moreover, disclosure of revenues from external customers by product without consideration of intersegment sales would provide neither a complete, nor accurate, representation of individual segment performance of an integrated oil and gas company. The company’s integrated operations include significant Upstream sales to Downstream, accounted for as intersegment revenue in the “Segment Sales and Other Operating Revenues” table on FS-38 of the company’s 2011 Form 10-K. While these amounts are eliminated at the Corporate level for consolidation purposes, they are critical for segment earnings analysis because they represent product that could have been sold externally. Without taking into account these intersegment sales by product, the after-tax earnings for the Upstream segment would not be meaningful. However, if the company were to break out the intersegment sales by product, it would require implementation of complex processes and system enhancements, such as integrating the upstream and downstream inventory systems in multiple ERP instances, which the company believes would be impracticable, costly and time-consuming.

We believe that standards within SEC Regulation S-K Subpart 229.1200—Disclosure by Registrants Engaged in Oil and Gas Producing Activities and under Financial Accounting Standards Board Topic 932 – Extractive Activities - Oil and Gas, provide the most meaningful and useful supplemental information to financial statement users, besides the data contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the company’s Consolidated Financial Statements and the corresponding Notes. These standards include important data for the company’s activities such as reserves, production, average sales prices, drilling activity, productive wells and developed and undeveloped acreage. This data noted above has been consistently used by external analysts and investors to assess the company’s valuation and future profitability.

Mr. Karl Hiller

Securities and Exchange Commission

April 30, 2012

Supplementary Information on Oil and Gas Producing Activities (Unaudited), page FS-62

Comment 2

We note that you have combined estimates of crude oil and natural gas liquids in disclosing your reserve quantities. Tell us how you applied FASB ASC paragraph 932-235-50-4 in preparing this combined presentation and submit a schedule showing the information in the table on page FS-68 for crude oil and natural gas liquids separately.

Response: We believe we have complied with the application of FASB ASC paragraph 932-235-50-4 as it pertains to disclosure of reserve quantities of crude oil and natural gas liquids. ASC 932-235-50-4 provides that:

“Net quantities of an entity’s interests in proved reserves and proved developed reserves of both of the following shall be disclosed as of the beginning of the period and the end of the year:

a.	Crude oil, including condensate and natural gas liquids (if significant, the reserve quantity information shall be disclosed separately for natural gas liquids)”

b.	Natural Gas

The company presents a combined value for crude oil and natural gas liquids (NGLs) in its disclosure of reserves, as NGLs have to date represented an immaterial percentage of total estimated proved reserve quantities, proved liquids reserve quantities and oil-equivalent production. The table below provides detail over the last three years which support the company’s position that NGLs are not significant to the company’s oil and gas disclosures.

Worldwide Proved Reserves	2011	2010	2009	Worldwide Production	2011	2010	2009
OEG (mmboe)	11,236	10,545	11,315	OEG (mmboe)	976	1,009	978
Liquids (mmbls)	6,455	6,503	6,973	Liquids (mmbls)	676	702	674
Liquids excl. Synthetic (mmbls)	5,688	5,781	6,247	Liquids excl. Synthetic (mmbls)	649	683	674
NGLs (mmbls)	403	422	444	NGLs (mmbls)	32	34	32
NGLs as % of:				NGLs as % of:
OEG	3.6%	4.0%	3.9%	OEG	3.3%	3.4%	3.3%
Liquids	6.2%	6.5%	6.4%	Liquids	4.7%	4.8%	4.7%
Liquids excl. Synthetic	7.1%	7.3%	7.1%	Liquids excl. Synthetic	4.9%	5.0%	4.7%

In addition, NGLs sales, including produced and purchased volumes, comprise less than two percent of the company’s total “Sales and Other Operating Revenue” for 2011. NGL sales of only produced volumes are less than one percent of the company’s total “Sales and Other Operating Revenue” for 2011, 2010 and 2009.

Therefore, on the basis of reserves, production and revenue, natural gas liquids have been deemed immaterial from an ASC 932-235-50-4 perspective and have been combined for disclosure purposes in the table on page FS-68. The company will continue to monitor and evaluate its proved NGL reserves relative to its total and liquids proved reserves each reporting period to determine if the amount is significant enough to disclose separately.

*   *   *

Mr. Karl Hiller

Securities and Exchange Commission

April 30, 2012

As also requested in your letter dated April 17, 2012, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of all disclosures in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing.

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States of America.

Very truly yours,

/s/ Matthew J. Foehr

Cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)